Exhibit 4.4

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PRESS RELEASE

INFORMATION NOTICE ON THE REQUEST MADE BY THE COMMON REPRESENTATIVE OF THE SAVINGS SHAREHOLDERS

Rome, 18 August 2015

Telecom Italia Media announces that the Common Representative of the savings shareholders has requested, in a writ served, that the resolution on the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., taken by the Shareholders' Meeting on 30 April 2015, be cancelled, and, subordinately, for compensation of the presumed financial losses caused to the savings shareholder by the aforementioned operation, quantified - at the date of the writ - as totalling approximately 4.4 million euros.

Said Common Representative also asked that the shareholders be informed that "while remaining at the disposal of the Board of Directors to consider any putative settlement based on adequate and convincing legal motivations, he would not neglect any possibility of protecting the shareholders he represents".

In acknowledging the judicial initiative and the aforementioned announcement, the Company, for its part, would state that - as already stated in the communication to the market dated 30 July 2015 - the Board of Directors has already reviewed and rejected a settlement proposal received from the Common Representative, based on the same arguments as are used as the basis of the writ. Therefore, in its unchanged conviction that the operation does not damage the rights of the category, that the related terms are fair to all Telecom Italia Media shareholders and that the behaviour of the Company is entirely correct and in compliance with applicable laws, the Company will institute the necessary defence in the opportune judicial proceedings.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media	Telecom Italia Media Investor Relations +39 06 35598278 http://www.investor.telecomitaliamedia.it